September 9, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	Stereotaxis, Inc. Registration Statement on Form S-3 File No. 333-281766 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Stereotaxis, Inc. (the “Company”) hereby requests that the above captioned Registration Statement on Form S-3 (File No. 333-281766), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 23, 2024, as amended by the Pre-Effective Amendment No. 1 to Form S-3 filed with the Commission on September 6, 2024 (as so amended, the “Registration Statement”), be declared effective on Wednesday, September 11, 2024 at 4:30 p.m. E.T. or as soon thereafter as shall be practicable.

Please contact Robert Endicott of Bryan Cave Leighton Paisner LLP, the Company outside securities counsel, at (314) 259-2447 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Kimberly R. Peery
By:	Kimberly R. Peery
Chief Financial Officer

cc:	Robert J. Endicott, Esq.
Bryan Cave Leighton Paisner LLP